[DSI PROPERTIES, INC. LETTERHEAD]



February 13, 2008


Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington DC, 20549

ATTN: 	Kevin Woody, Branch Chief
	Jennifer Monick, Staff Accountant

       Re: 	DSI Realty Income Fund X
		Form 10-K for Fiscal Year Ended December 31, 2006
		Form 10-Q for Quarterly Period Ended September 30, 2007
		File No. 000-15346

Ladies and Gentlemen:

       I am writing on behalf of DSI Realty Income Fund X, a California Limited Partnership, in response to a letter of comment from the staff of the Securities and Exchange Commission (the "Staff") which was dated December 12, 2007 (the "Staff Letter").

       DSI Realty Income Fund X acknowledges that:

* DSI Realty Income Fund X is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* DSI Realty Income Fund X may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal secur-ities laws of the United States.

We appreciate the Staff's guidance and will proceed with the filing of our 10-K/As. Please direct these comments and/or any questions you may have to me or Richard P. Conway, SVP at (562) 493-3022.

Sincerely,

/s/ Robert J. Conway
__________________________________
Robert J. Conway
Chief Executive Officer